EXHIBIT 99.1

For Immediate Release	Date: June 6, 2023
23-46-TR

Teck Engaging with Multiple Counterparties Regarding Interest in its Steelmaking Coal Business

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today confirmed that it has received a number of inbound indications of interest regarding various forms of potential transactions involving Teck’s steelmaking coal business.

As previously announced, Teck is pursuing a separation of its base metals and steelmaking coal businesses. Teck’s Board of Directors and independent Special Committee, with the support of their financial and legal advisors, will continue to consider and evaluate all actionable, value-accretive proposals received relating to its steelmaking coal business to determine whether they are in the best interests of Teck’s shareholders and other stakeholders.

“Teck’s Board will appropriately consider and evaluate any proposal that can unlock the tremendous potential of Teck’s premium businesses and portfolio of high-quality assets as part of our ongoing work to continue building a great mining business and realize value for shareholders,” said Sheila Murray, Chair of the Board. “We are also resolved to identify a path that ensures continued responsible operations in the Elk Valley and supports a sustainable future for the benefit of employees, local communities and Indigenous Peoples.”

“There is widespread recognition in the market today of the value of our high-margin, long-life steelmaking coal assets, which has, in turn, generated considerable interest from various parties,” said Jonathan Price, CEO. “Our focus on separation is to unlock the full potential of our unparalleled copper growth business and create significant value and opportunity for our shareholders and all stakeholders.”

There can be no assurance that any transaction or other strategic outcome will result from the conversations Teck is having with various interested counterparties regarding the steelmaking coal business. Teck does not intend to provide any update until it determines that a disclosure is required.

Advisors

Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding plans and the potential for transactions involving Teck’s steelmaking coal business and the separation of Teck’s base metals and steelmaking coal businesses; Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements regarding unlocking the full potential of Teck’s copper growth business; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: terms on which parties are prepared to engage on a transaction; receipt of regulatory and other approvals that may be required for any separation or other transaction; market factors such as commodity prices and general economic conditions; changes in currency and exchange rates; and other factors impacting steelmaking coal, copper and base metals markets and the global financial system. Additional risks and uncertainties, and related assumptions and factor that can cause actual results to vary, including but not limited to with respect to Teck’s copper growth portfolio, can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors”. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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